SEC File No. 333-89756
Filed pursuant to Rule 424(b)(3)
May 20, 2003

PROSPECTUS SUPPLEMENT NO. 1
(To prospectus dated March 31, 2003)

Common Stock of Alion Science and Technology Corporation
and
Offering of Interests
in
The Alion Science and Technology Corporation
Employee Ownership, Savings and Investment Plan

     This prospectus supplement no. 1 supplements and amends the prospectus dated March 31, 2003, as filed with the SEC on March 24, 2003, relating to the offer to eligible employees of Alion to acquire a beneficial interest in the common stock of Alion, by directing the investment of their eligible retirement account balances and a portion of their pre-tax pay into the employee stock ownership plan component of Alion’s Employee Ownership, Savings and Investment Plan, which we refer to as Alion’s KSOP. This prospectus supplement is qualified by reference to the prospectus except to the extent that the information in this prospectus supplement updates and supersedes the information contained in the prospectus dated March 31, 2003.

     The prospectus, together with this prospectus supplement no. 1, constitutes the prospectus required to be delivered by Section 5(b) of the Securities Act of 1933, as amended, with respect to offers and sales of the interests in Alion’s KSOP and beneficial interests in Alion’s common stock.

Change in Offering Price: Pursuant to the valuation performed to determine the offering price of Alion’s common stock as of March 31, 2003, the price of Alion’s common stock is $11.13 per share. This per share price will remain in effect through the next valuation date, scheduled for September 30, 2003.

Company Retirement Plan Contributions: The section in your prospectus dated March 31, 2003, entitled “What is the Formula for Company Retirement Plan Contributions?,” which appears on page 84, is replaced with the following:

What is the Formula for Company Retirement Plan Contributions?

     IITRI and HFA employees who became our employees as a result of Alion’s acquisition of substantially all of the assets of IITRI, and new employees who have worked for us for at least one year, are eligible to receive Alion retirement plan contributions in addition to our matching contribution on compensation received after they become eligible to receive these company contributions. We will contribute 2.5 percent of each eligible participant’s compensation up to the IRS limit (which is $200,000 for calendar year 2002) to the KSOP in the form of a retirement plan contribution unless our board of directors, a committee of our board, or our chief executive officer, in their discretion, increase or decrease this retirement plan contribution amount from time to time. We anticipate that any decreases in Alion’s retirement plan contribution amount would apply to a limited number of employees and would be driven by changes in Alion’s contract performance levels as a result of the competitive bidding process.

     Our retirement plan contributions will be made to both the ESOP and the non-ESOP components of the plan. A contribution of

•	up to 1.5 percent of your eligible compensation will be deposited in cash in the non-ESOP component of your KSOP account; and

•	up to an additional 1.0 percent of your eligible compensation will be deposited in the ESOP component of your KSOP account, in the form of our common stock.

     We will base our company retirement plan contributions on your compensation before subtraction of your pre-tax deferrals.

Company Retirement Plan

Contribution Illustrations: Illustrations 2 and 3 on page 85 of your prospectus dated March 31, 2003, are replaced with the following:

Illustration 2:

Retirement Plan Contribution — Cash (each pay period)

Illustration 3:

Retirement Plan Contribution — Stock (at the end of each six-month period)

Company Retirement Plan Contributions: The examples set forth on page 86 of your prospectus dated March 31, 2003, are replaced with the following:

Example of Company Retirement Plan Contribution Only:

•	The Alion retirement plan contribution is up to 2.5 percent of pay, up to one percent in the form of Alion common stock contributed to the ESOP component, up to 1.5 percent in cash deposited into the non-ESOP component.

Example: John’s annual compensation is $50,000; he does not make pre-tax deferrals to the KSOP, and he receives a retirement plan contribution from Alion of 2.5 percent of pay.

	ESOP Component	Non-ESOP Component

Employee Pre-Tax Deferral	$0	$0
Company Matching Contribution	$0	$0
Company Retirement Plan Contribution	$500	$750

Annual Contribution to KSOP	$500	$750

Example of Company Retirement Plan and Matching Contributions:

•	Our matching contribution will apply to the first five percent of eligible compensation deferred.

•	We will match at a rate of $1 for $1 on the first three percent of eligible compensation and 50 cents on every $1 between three percent and five percent of eligible compensation. All matching contributions will be made in the form of Alion common stock and contributed to the ESOP component.

•	The Alion retirement plan contribution is, in total, up to 2.5 percent of eligible pay: up to 1.0 percent in the form of common stock contributed to the ESOP component, up to 1.5 percent in cash deposited into the non-ESOP component.

Example: John’s annual compensation is $50,000; he elects to defer three percent to the ESOP component and two percent to the non-ESOP component, and he receives a retirement plan contribution from Alion of 2.5 percent of pay.

	ESOP Component	Non-ESOP Component

Employee Pre-Tax Deferral	$1,500	$1,000
Company Matching Contribution	$2,000	$0
Company Retirement Plan Contribution	$500	$750

Annual Contribution to KSOP	$4,000	$1,750

Note: New hires are eligible to receive the Alion retirement plan and matching contributions after completing one year of service with us.

Valuation of Your Accounts: The section in your prospectus dated March 31, 2003, entitled “Valuation of Your Accounts,” on page 88 through 89, is amended by adding at the end of that section, the following subsection:

March 31, 2003 Valuation

In connection with the March 31, 2003 valuation, performed to determine the offering price of Alion’s common stock as of March 31, 2003, Duff & Phelps, LLC performed a valuation of Alion and its common stock using the following valuation methods:

•	discounted cash flow analysis;

•	comparable public company pricing; and

•	transaction values and multiples for acquired companies deemed comparable to Alion from an investment point of view.

Based on the results from each of these methods, Duff & Phelps determined an enterprise value for Alion. The primary value drivers for this valuation included Alion’s year-to-date financial performance through March 14, 2003, and other pertinent financial metrics that supported management’s expectations with respect to its fiscal year 2003 forecast. The valuation also factored in external market conditions, including the performance of comparable public companies, as well as pricing for acquisition transactions involving companies deemed comparable to Alion. The valuation was tempered by an overall decline in valuation multiples for comparable public companies since the date of completion of the IITRI acquisition.

After determining an enterprise value, Duff & Phelps deducted the estimated market value of the following items to calculate a value for Alion’s equity as of the valuation date:

•	debt outstanding, net of accumulated excess cash, if any;

•	warrants associated with the mezzanine and subordinated notes;

•	stock appreciation rights plan; and

•	the cost of redeeming the forecast vested shares of phantom stock and the put rights for all outstanding warrants.

Finally, Duff & Phelps divided the indicated equity value by the number of shares outstanding as of March 31, 2003, to obtain a value per share for Alion’s common stock. Houlihan Lokey Howard & Zukin Financial Advisors, Inc. acted as a consultant to the Trustee, by performing its own valuation. Duff & Phelps recommended a specific per share price to the ESOP trustee, State Street. State Street, in making its determination about a final value for our common stock, was also influenced by the valuation performed in connection with the IITRI acquisition. Based upon Duff &Phelps’ final report to State Street, and upon review of Houlihan Lokey Howard & Zukin’s consulting valuation, State Street ultimately selected a final value of $11.13 per share for Alion’s common stock as of

March 31, 2003. This will be the offering price in effect through the next valuation date, scheduled for September 30, 2003.

     There is no assurance that Duff & Phelps or Houlihan Lokey Howard & Zukin or any other financial adviser that the ESOP trustee might choose will utilize the same process or methodologies in connection with future valuations of Alion common stock or that such adviser(s) will reach conclusions that are consistent with those presented herein.

     Your investment involves risks. We urge you to read the “Risk Factors” section of Alion’s prospectus dated March 31, 2003, beginning on page 8 for a discussion of risks associated with your investment.

     Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offence.

The date of this prospectus supplement is May 20, 2003.